SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                    FORM 11-K


                 ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


(Mark  One)

[X]     Annual  report  pursuant to section 15(d) of the Securities Exchange Act of  1934

        For  the  fiscal  year  ended  December  31,  1999

                                       or

[  ]    Transition  report pursuant to section 15(d) of the Securities Exchange
        Act  of  1934

        For  the  transition  period  from             to            .
                                            ----------    -----------

Commission  file  number:  33-18791

          A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                 Jason  Employee  Savings  and  Profit  Sharing  Plan.

          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               Jason Incorporated
                           411 East Wisconsin Avenue,
                                   Suite 2120
                           Milwaukee, Wisconsin 53202

The  following  financial  statements  are  furnished  herewith:

          Report  of  Independent  Accountants.
          Statement  of  Net Assets Available for Benefits with Fund Information as  of  December  31,  1999  and  1998.
          Statement  of  Changes  in  Net  Assets  Available  for  Benefits
           with Fund Information for the years ended December 31, 1999 and December 31, 1998.
          Notes  to  Financial  Statements.
          Supplemental  Schedule  Required  by  the  Department  of  Labor
           Rules  and  Regulations:

Form 5500, Item 27a, Schedule of Assets Held for Investment Purposes at End of Year as of December 31, 1999

The  following  exhibit  is  furnished  herewith:

          Exhibit  23.1.  Consent  of  Price  Waterhouse.

          Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              JASON  EMPLOYEE  SAVINGS  AND
                               PROFIT  SHARING  PLAN

                              BY     /s/  Vincent  L.  Martin
                                -----------------------------
                                   Vincent  L.  Martin
                                   Plan  Administrative  Committee


June  28,  2000.

JASON  EMPLOYEE  SAVINGS
AND  PROFIT  SHARING  PLAN
FINANCIAL  STATEMENTS  AND  REPORT
DECEMBER  31,  1999  AND  1998

JASON  EMPLOYEE  SAVINGS  AND  PROFIT  SHARING  PLAN
INDEX  TO  FINANCIAL  STATEMENTS
--------------------------------------------------------------------------------

                                                                        Page
                                                                        ----
Report of Independent Accountants. . . . . . . . . . . . . . . . . . .     1

Statements of Net Assets Available for Benefits
 as of December 31, 1999 and 1998. . . . . . . . . . . . . . . . . . .     2

Statements of Changes in Net Assets Available for
 Benefits for the years ended December 31, 1999 and 1998 . . . . . . .     3

Notes to Financial Statements. . . . . . . . . . . . . . . . . . . . .   4-8

Schedules Required by the Department of Labor's Rules and Regulations*

  Schedule of Assets Held for Investment Purposes at End of Year
    as of December 31, 1999. . . . . . . . . . . . . . . . . . . . . .     9




* Other schedules required by the Department of Labor have been omitted because they are not applicable.

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator of the Jason Employee Savings and Profit Sharing Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Jason Employee Savings and Profit Sharing Plan (the "Plan") at December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes at End of Year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.





April  21,  2000

JASON  EMPLOYEE  SAVINGS  AND  PROFIT  SHARING  PLAN
STATEMENTS  OF  NET  ASSETS  AVAILABLE  FOR  BENEFITS
DECEMBER  31,  1999  AND  1998
--------------------------------------------------------------------------------


                                       1999         1998
                                    -----------  -----------
Assets
Investments (See Note 3) . . . . .  $52,475,597  $46,081,560
                                    -----------  -----------

Receivables:
  Employer's contribution. . . . .    1,582,774    1,451,514
  Participants' contributions. . .      344,053      307,173
  Participant notes. . . . . . . .       11,647       29,841
  Accrued interest . . . . . . . .       73,938       72,774
                                    -----------  -----------

          Total receivables. . . .    2,012,412    1,861,302
                                    -----------  -----------

Net assets available for benefits.  $54,488,009  $47,942,862
                                    ===========  ===========


   The accompanying notes are an integral part of these financial statements.

JASON  EMPLOYEE  SAVINGS  AND  PROFIT  SHARING  PLAN
STATEMENTS  OF  CHANGES  IN  NET  ASSETS  AVAILABLE  FOR  BENEFITS
FOR  THE  YEARS  ENDED  DECEMBER  31,  1999  AND  1998
--------------------------------------------------------------------------------


                                                         1999          1998
                                                     ------------  -------------
Additions
Additions to net assets attributed to:
  Investment income:
     Interest . . . . . . . . . . . . . . . . . . .  $   754,982   $    812,413
     Dividends. . . . . . . . . . . . . . . . . . .      357,492        373,499
     Net appreciation in fair value of investments.    4,400,858      5,137,148
                                                     ------------  -------------

                                                       5,513,332      6,323,060
                                                     ------------  -------------

  Contributions:
     Employer's . . . . . . . . . . . . . . . . . .    2,121,623      2,195,581
     Participants'. . . . . . . . . . . . . . . . .    3,777,789      4,531,667
                                                     ------------  -------------

                                                       5,899,412      6,727,248
                                                     ------------  -------------

          Total additions . . . . . . . . . . . . .   11,412,744     13,050,308
                                                     ------------  -------------

Deductions
Deductions from net assets attributed to:
  Benefits paid to participants . . . . . . . . . .    4,493,457      3,958,514
  Administrative expenses . . . . . . . . . . . . .      132,897        143,461
                                                     ------------  -------------

          Total deductions. . . . . . . . . . . . .    4,626,354      4,101,975
                                                     ------------  -------------

Net increase before transfers to other plans. . . .    6,786,390      8,948,333
Transfers to other plans. . . . . . . . . . . . . .     (241,243)   (15,554,028)
                                                     ------------  -------------

          Net increase (decrease) . . . . . . . . .    6,545,147     (6,605,695)

Net assets available for benefits:
  Beginning of year . . . . . . . . . . . . . . . .   47,942,862     54,548,557
                                                     ------------  -------------

  End of year . . . . . . . . . . . . . . . . . . .  $54,488,009   $ 47,942,862
                                                     ============  =============


   The accompanying notes are an integral part of these financial statements.

JASON  EMPLOYEE  SAVINGS  AND  PROFIT  SHARING  PLAN
NOTES  TO  FINANCIAL  STATEMENTS
DECEMBER  31,  1999  AND  1998
--------------------------------------------------------------------------------

1.     DESCRIPTION  OF  THE  PLAN

The following description of the Jason Employee Savings and Profit Sharing Plan (the "Plan") provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

PARTICIPATION  AND  ADMINISTRATION
The Plan is a defined contribution plan. Certain hourly and all salaried employees are eligible for participation as of the first business day of the calendar year quarter following the completion of six months of employment and 500 hours of service. A committee comprised of three employees (the "Administrative Committee") of Jason Incorporated (the "Company") is responsible for the administration of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

CONTRIBUTIONS
Subject to certain limitations, the Company makes contributions to the Plan for all participants except those employed by the Milsco Division or Deltak Division as follows:

(a)     amount  equal  to  1%  of  a  participant's  defined  compensation;

(b) a matching contribution percentage equal to 25% of the amount of pre-tax contributions made by a participant, not to exceed 1.5% of the participant's defined compensation; and

(c) an additional amount determined by, and at the discretion of, the Company's Board of Directors providing for up to a 50% matching contribution percentage, not to exceed 3% of the participant's defined compensation.

For participants employed by the Milsco Division, the Company may contribute to the Plan on a discretionary basis. During 1999 and 1998, the Company made contributions equal to 3.5% of a participants' eligible compensation, and a matching contribution equal to 50% on the first 6% of eligible employee contributions.

Through June 5, 1998, for participants employed by the Deltak Division, the Company's matching contribution equaled 50% of the first 6% of eligible employee contributions.

A participant's basic (pre-tax) contribution is 1% of defined annual compensation, or any whole multiple thereof, limited to a maximum contribution of 15%. Individuals employed by the Company may transfer all employer contributions from a prior qualified retirement plan or trust into the Plan within 60 days following receipt of these funds.

INVESTMENT  ALTERNATIVES
Contributions to the Plan are invested in one or more of the defined available investment funds as maintained by Marshall and Ilsley Trust Company ("Trustee"). Each participant is responsible for designating multiples of 5% of their contributions and their share of Company contributions for investment among the available investment funds; such designations may be changed at the participant's discretion.

VESTING
A participant's share of the Company contribution for each year shall vest either: 1) for all participants except those employed by the Milsco Division or Deltak Division, over five years at the rate of 20% for each completed year of vesting service, with full vesting upon death or disability, 2) if an employee of the Milsco Division, after five years of credited service has been completed, or upon death or disability, or 3) on June 5, 1998, all employees of the Deltak Division were 100% vested. Vesting service includes years of service with both Jason Incorporated and its predecessors. Participants are fully vested in their participant contributions.

WITHDRAWALS  DURING  EMPLOYMENT
Participants are eligible to withdraw all or a portion of contributions upon written request and approval of the Administrative Committee via an in-service withdrawal or a hardship withdrawal.

DISTRIBUTIONS  UPON  TERMINATION  OF  EMPLOYMENT
Participants are entitled to receive, in a lump sum, the entire value of their Company and participant accounts upon normal retirement age (which varies by division), disability, or death. Participants who terminate for any other reason are entitled to receive the entire value in their participant account and the vested portion of their Company account.

FORFEITURES
The Plan provides that upon termination of employment a participant's nonvested funds are provisionally forfeited and applied against administrative expenses payable by the Plan. After a five year break in service the forfeiture is final. However, if a participant resumes employment with the Company prior to expiration of the five year break in service, the forfeited amount shall be reinstated from current forfeitures and income, if available, or from a special Company contribution.

TERMINATION  OF  THE  PLAN
The Company anticipates and believes that the Plan will continue without interruption but reserves the right, by action of the Board of Directors, to terminate the Plan, in whole or in part. In the event of such termination, the accounts of all affected participants thereby become fully vested and will be distributed in accordance with the provisions of the Plan.


2.     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

ACCOUNTING  METHOD
The financial statements of the Plan are prepared under the accrual method of accounting.

USE  OF  ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

RECLASSIFICATIONS
Certain reclassifications have been made to the December 31, 1998 financial statements to conform with the presentation used in the current year.

INVESTMENT  VALUATION
Investments, except for the Marshall & Ilsley Stable Principal Fund, are stated at market value based on the quoted asset values on the last business day of the plan year. The Stable Principal Fund investments are valued at contract value, which approximates market value. Contract value represents contributions made under the contract, plus interest at the contract rate, less participant withdrawals.

RISKS  AND  UNCERTAINTIES
The Plan's investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

INCOME  RECOGNITION
Since a majority of the Plan's assets are reported at current market value in the financial statements, the statements of changes in net assets available for benefits reflect both realized gains and losses and unrealized appreciation and depreciation of plan assets. Dividend and interest income are recognized when earned.

EXPENSES  OF  THE  PLAN
Trustee fees and certain other administrative expenses are paid by the Plan. Accounting fees are paid by the Company.

3.     INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets:

                                                             December 31,
                                                      --------------------------
                                                          1999          1998
                                                      -------------  -----------
Federated Max-Cap Fund, 552,352.86 and
  520,605.978 shares, respectively . . . . . . . . .  $  16,554,015  $13,212,980

Fidelity Advisor Equity Portfolio Income Fund,
  244,852.011 and 217,299.358 shares, respectively .      6,385,740    6,156,091

Jason Inc. Stock Fund, 1,009,102.365 and 948,372.803
  shares, respectively . . . . . . . . . . . . . . .      6,905,992    7,755,413

Marshall & Ilsley Stable Principal Fund,
  13,190,217.730 and 12,345,794.560 shares,
  respectively . . . . . . . . . . . . . . . . . . .     13,190,218   12,345,795

Franklin Small-Cap Growth Fund, 70,176.810 and
  62,184.183 shares, respectively. . . . . . . . . .      3,096,903    1,403,497

Marshall International Stock Fund, 166,424.422 and
  153,719.379 shares, respectively . . . . . . . . .      3,018,939    1,958,385



During 1999 and 1998, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $4,400,858 and $5,137,148, respectively, as follows:

                        1999         1998
                     -----------  ----------
Mutual funds. . . .  $5,355,648   $4,765,053
Employer securities    (954,790)     372,095
                     -----------  ----------
                     $4,400,858   $5,137,148
                     ===========  ==========



4.     FEDERAL  INCOME  TAXES

The Internal Revenue Service has determined and informed the Company by a letter dated April 24, 1997, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

5.     TRANSFER  TO  OTHER  PLANS

Effective June 5, 1998, the Company sold the Deltak Division and the Braden Division. In conjunction with the sale, the participant balances applicable to the employees of these divisions were transferred to another qualified defined contribution plan.


6.     AMOUNTS  ALLOCATED  TO  WITHDRAWN  PARTICIPANTS

Plan assets of $2,036,031 and $3,819,130 have been allocated to the accounts of persons who are no longer active participants of the Plan as of December 31, 1999 and 1998, respectively, but have not yet received distributions as of that date.


7.     PARTY-IN-INTEREST  TRANSACTIONS

Transactions involving employer securities, participants notes and the funds administered by Marshall & Ilsley Trust Company, trustee of the Plan, are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.

JASON  EMPLOYEE  SAVINGS  AND  PROFIT  SHARING  PLAN
SCHEDULE  OF  ASSETS  HELD  FOR  INVESTMENT  PURPOSES  AT  END  OF  YEAR
DECEMBER  31,  1999
--------------------------------------------------------------------------------


                                                      MARKET
DESCRIPTION                                            VALUE
--------------------------------------------------  -----------
Equity and Other Mutual Funds
    Federated Max-Cap Fund . . . . . . . . . . . .  $16,554,015
    Franklin Small-Cap Growth Fund . . . . . . . .    3,096,903
    Fidelity Advisor Equity Portfolio Income Fund.    6,385,740
*   Marshall International Stock Fund. . . . . . .    3,018,939
    Neuberger & Berman Equity Fund . . . . . . . .    1,691,416
    Jason Inc. Stock Fund. . . . . . . . . . . . .    6,905,992
                                                    -----------
                                                    $37,653,005
                                                    ===========

Fixed Income Investments
    Vanguard Bond Index Fund . . . . . . . . . . .  $ 1,632,374
                                                    ===========

  * Marshall & Ilsley Stable Principal Fund. . . .  $13,190,218
                                                    ===========

*Participant Notes Receivable
    Varied maturities from 1 to 7 years
    Interest rates range from 7.5% to 10%. . . . .  $    11,647
                                                    ===========


*  Indicates party-in-interest.



                                      - 8-